EXHIBIT 21

                            SUBSIDIARY OF THE COMPANY

During October 2000, the Company established Gentner Communications EuMEA GmbH, a wholly owned subsidiary headquartered in Nuremberg, Germany. The subsidiary began operations during December 2000.

During March 2001, the Company established Gentner Ventures, Inc., a wholly owned subsidiary headquartered in Salt Lake City, Utah. The subsidiary was established to facilitate future acquisitions.

During June 2001, the Company and Gentner Ventures, Inc. formed Gentner Holdings LLC, a Utah limited liability corporation, in order to create a better business structure for potential future acquisitions.